UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Addition of a new second-tier subsidiary

On October 10, 2012, KB Financial Group Inc. added Kookmin Bank (China) Limited as its second-tier subsidiary. Key details are as follows:

1.	Primary areas of business: Banking business

2.	Date of addition: October 10, 2012

3.	Key financial figures:

•	Total Assets (KRW): 441,575,000,000

•	Total Liabilities (KRW): none

•	Total Stockholders’ Equity (KRW): 441,575,000,000

•	Capital Stock (KRW): 441,575,000,000

3.	Total number of affiliated companies after addition (including KB Financial Group Inc.): 21

4.	Other relevant information:

•	Date of addition above is the date of receipt of the business license from the State Administration for Industry & Commerce of the People’s Republic of China.

•	The key financial figures above are subject to change as Kookmin Bank’s branch offices in China become part of Kookmin Bank (China) Limited.

•

A report regarding the addition of Kookmin Bank (China) Limited as a second-tier subsidiary is expected to be submitted to the Financial Supervisory Service of Korea within 30 days of the date of such addition.

•	The key financial figures above are based on the exchange rate as of October 10, 2012 (CNY 1.00 = KRW 176.63).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: October 11, 2012	By: /s/ Jong Kyoo Yoon

(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO